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Management's Discussion and Analysis
of Financial Condition and Results of Operations

FORWARD-LOOKING STATEMENTS

        This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Falconbridge's actual financial condition and results of operations could differ materially from those that may be contemplated by these forward-looking statements as a result of those risks, uncertainties and assumptions. These risks include, but are not limited to, fluctuations in the prices for copper, nickel, or other metals produced by Falconbridge; mining and processing risks; domestic and foreign laws, particularly environmental legislation; labour relations; geological and metallurgical assumptions and estimates; fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate; interest rate and counter- party risks; energy supply and prices; foreign operations; market access; production and processing technology; legal proceedings; raw material procurement; and other risks and hazards associated with mining operations. For additional information regarding these factors, please see "Trends, Risks and Uncertainties" below.

        The following discussion and analysis should be read in conjunction with the consolidated financial statements of Falconbridge Limited ("Falconbridge" or "the Corporation") and related notes for the year ended December 31, 2003 and the unaudited consolidated financial statements for the three months ended March 31, 2004.

        The Corporation's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The Corporation's unaudited consolidated financial statements for the three months ended March 31, 2003 have been restated to reflect the adoption of the new Canadian Institute of Chartered accountants (CICA) standard to account for asset Retirement Obligations (ARO). Effective July 1, 2003 the Corporations functional and reporting currency was converted to U.S. dollars. Unless otherwise noted, all amounts in this report are expressed in U.S. dollars.

        In the following discussion and analysis, Falconbridge uses "net debt", "net debt plus equity" and "operating cash costs" which are non-GAAP financial measures. The most directly comparable GAAP financial measures are "total debt", "total debt plus equity" and "operating costs", respectively. Reconciliations of these non-GAAP measures to the most directly comparable financial measures presented in accordance with GAAP may be found on pages 37 and 38.

        Information contained in this discussion is given as of May 7, 2004, unless otherwise indicated.

Overview

        Falconbridge is an international mining corporation engaged in the exploration, development, mining, processing and marketing of metals and minerals; with primary focus on nickel and copper. The Corporation is also engaged in the custom feed business through the processing and recycling of third-party materials. The Corporation believes that it is the third-largest producer of refined nickel and the twelfth largest copper producer in the world.

Products and marketing

        Falconbridge's principal products are nickel, ferronickel, copper, zinc and cobalt. Other products include silver, gold, platinum group metals, cadmium, indium and sulphuric acid. Falconbridge markets and sells nickel and cobalt and certain other of its products internationally through marketing and sales offices in the United States, Belgium and Japan. Noranda Inc. acts as sales agent for all products from the Kidd Creek operations. Falconbridge markets copper concentrate and cathode from the Chilean operations through a marketing group in Santiago, Chile to customers around the world.

Mining and processing operations

        Falconbridge has mining and mineral processing facilities in Canada (Sudbury, Raglan and Kidd Creek operations), Norway (Nikkelverk), the Dominican Republic (Falconbridge Dominicana, C. por A. (Falcondo)) and Chile (Compañía Minera Doña Inés de Collahuasi S.C.M. (Collahuasi) and Compañía Minera Falconbridge Lomas Bayas (Lomas Bayas)).

        These activities are conducted through six segments — the Integrated Nickel Operations (INO), Kidd Creek, Falcondo, Collahuasi, Lomas Bayas and Corporate.

  •
  The INO encompasses all of our operations engaged in the integrated operations of mining, milling, smelting, refining and marketing of metals mainly derived from Sudbury and Raglan nickel/copper ores and its custom feed business.

  •
  Kidd Creek mines, mills, smelts and refines its own copper-zinc ores from the Kidd Mine and processes Sudbury copper concentrate and custom feed materials.

  •
  Falcondo mines, mills, smelts and refines its own nickel laterite ores.

  •
  Collahuasi mines and mills its sulphide ores into concentrate and mines and leaches copper oxide ores to produce copper cathode. Falconbridge owns 44% of Collahuasi.

  •
  Lomas Bayas mines and refines its own copper ores.

  •
  The Corporate segment accounts for the Corporation's general and administrative expenditures, exploration activities, research and process development expenditures, foreign exchange gains and losses, and other income and expenses items.

Exploration activities

        The Falconbridge exploration team conducts worldwide exploration focused primarily on nickel and platinum group metals. Its mandate is to discover and delineate mineral resources that ultimately merit the Board of Directors' approval to proceed to development and production. The team targets mineral resources of strategic size, in locations with acceptable country risk, with after-tax rates of return on investment of at least 15% and operating costs below the industry mid-point. Its goal is to conduct safe and environmentally responsible exploration utilizing the latest technological advances in exploration methodology to improve efficiency and the likelihood of success. Joint-venture arrangements are pursued with both junior and senior mining companies to increase the level of focused activity and to share cost and risk.

Business development

        The business development function plays a critical role in several aspects of the Corporation's management. First, it works in tandem with the various business units, exploration group and project development teams to plan, coordinate and implement long-term strategies to replace the resources that are depleted in the normal course of mining operations and to grow the business throughout the cycle. Business development regularly evaluates opportunities for growth. These objectives are achieved by, amongst other things, evaluating potential acquisitions of mining properties or assets, investing in junior mining companies, partnering with other companies to develop growth opportunities, developing long-term strategic, commercial relationships or examining potential brownfield expansions within the Corporation's existing asset base. Furthermore, the Corporation focuses on the development of long-term relationships that bring the Corporation's technical, operational, project development, financial, managerial and commercial strengths to bear, so that significant value, in addition to cash resources, can be deployed to successfully realize potential growth opportunities. The Corporation also focuses on growth opportunities that create additional synergies with its existing asset base.

Safety and Health

        Providing a safe and healthy workplace is a priority at Falconbridge. Operations continue to implement effective safety training programs and management systems. Safety performance is strongly supported by senior management and the Board of Directors. Safety and health policies are in place at all Falconbridge operations and safety responsibilities are part of all job descriptions, job procedures and performance reviews.

Sustainable development

        Falconbridge is a strong proponent of sustainable development where economic prosperity, environmental quality and social equity drive business activities. This commitment is reflected in the Corporation's Sustainable Development Policy. See further discussion page 24.

Our focus, objectives and business strategy

        Falconbridge is focused on the production of nickel and copper, two metals which have positive long-term fundamentals and positive near-term outlooks. Both of these metals have competitive attributes which have led to diversified usage in the world's economy and have had an average annual long-term consumption growth rate of over 4% for nickel and 3% for copper. Falconbridge has a unique position in these markets as one of the world's largest producers of both metals and substantial operational, technical, exploration and development experience. In addition, the Corporation has the potential to increase its production as a result of the development of a number of new projects.

        Falconbridge's objective is to increase returns to shareholders as measured by returns on net assets and on shareholders' equity. To achieve this goal, Falconbridge's business strategy is to continuously improve operating efficiencies to reduce costs, obtain maximum returns on existing assets and acquire, develop and mine high quality ore reserves. The Corporation believes that a conservative financial structure and financial flexibility are important in order to accommodate the capital intensive and cyclical nature of the business.

Nature of our business and markets

        The nature of our business, which in essence is the production and marketing of a commodity and the treatment of custom feed material in international markets, means that our profitability and cash flows from operations are determined primarily by the price of the metals we sell and our ability to produce at a low cost.

Price and Markets

        Historically, we have experienced and expect to continue to be subject to volatile prices, which are influenced primarily by the world supply-demand balance, for our products and services, and related factors such as speculative activities, production activities at our competitors, political and economic conditions as well as production costs in major producing regions. Since our products are marketed in all major geographical markets, the realized price for our metals is also influenced by regional supply-demand factors, the availability and price of secondary or metal containing scrap material, and other substitute commodity products. Falconbridge generally accepts market prices and does not hedge the price it realizes on the sale of its own production.

        A detailed analysis of our markets is discussed on page 38 — Markets.

Production costs

        The other primary determinant of profitability and cash flow from operations is our ability to produce at a low cost. Production costs are largely influenced by ore grades, mine planning, processes technology and the byproduct credit revenues.

Business Risks

        The primary risks facing Falconbridge are

  •
  Changes in metal prices

  •
  Reliance on third-party feed

  •
  Mining and processing risks

  •
  Environmental risks

  •
  Labour relations

  •
  Uncertainty of reserve and production estimates

  •
  Exchange rate fluctuations

  •
  Interest rate and counter-party risks

  •
  Energy supply and prices

  •
  Foreign operations

  •
  Treatment and refining charges

  •
  Legal proceedings

        The nature, implications and tools used to manage these risks are discussed fully starting on page 41 — Trends, risks and uncertainties.

Capital

        Our business is capital intensive with significant costs involved in our exploration activities, and the development of mining and metallurgical facilities. As such, securing low cost capital is instrumental in profitability.

        Historically, Falconbridge has sourced capital from common and preferred equity markets, public debt markets and bank debt.

Overall Performance

Earnings, cash flows and financial condition

        Earnings for the first quarter of 2004 were $184 million or $1.02 per common share ($1.01 per share on a diluted basis), almost a fivefold increase over the $38 million or $0.21 per common share reported in the first quarter of 2003. Operating income in the first quarter was $268 million compared to $61 million for the same period in 2003. Cash generated from operating activities before working capital changes totalled $262 million, compared to $106 million for the corresponding quarter in 2003. All of these increases reflect the higher average realized nickel, copper and zinc prices, which increased 80%, 55% and 33% respectively, over the same period in 2003, offset in part by lower copper sales volumes and the impact of the stronger Canadian dollar, which was 14% stronger compared to the first quarter of 2003, on Canadian operating costs.

        There are many factors, that influence the price we receive for our commodities (see market discussion on page 38). Growing worldwide industrial production and continued strong growth from China has increased demand for metals. Falling inventories, combined with little new additional supply have been the catalyst for the rising metal prices.

        In the first quarter, the Corporation's balance sheet improved in the first quarter of 2004, as the ratio of net debt to net debt plus equity improved to 32% from 37% at December 31, 2003 and from 41% the previous March 31st. Cash and cash equivalents were $415 million at March 31, 2004. We believe that our balance sheet will continue to improve over the balance of the year and that cash flows will be sufficient to cover all of our obligations for the balance of the year.

Other Developments

        On March 11, 2004, the Corporation announced that it would proceed with an underground definition program at Nickel Rim South. The five-year, $368-million program commenced immediately with production expected to start in 2008. Once completed, a further $185 million will be required to bring the mine into production. After taking into account pre-production revenues of $141 million, the overall net capital cost is expected to be $413 million. Inferred resources at Nickel Rim South consist of 13.2 million tonnes grading 1.7% nickel, 3.5% copper, 0.04% cobalt, 0.8 grams per tonne gold, 1.9 grams per tonne platinum and 2.2 grams per tonne palladium. A decision on the bankable feasibility study for the exploration program will be taken in 2004. The addition of the new resources will extend the operating life of the Sudbury mines and smelter by several more years. It is expected that the Nickel Rim South deposit will support mining operations for approximately 13 years starting in 2008.

        Falconbridge Limited and Agnico-Eagle Limited announced that they have signed a life-of-mine zinc concentrate supply and processing agreement. Under the terms of the agreement, Falconbridge's Kidd Creek operations in Timmins, Ontario will process 60% to 75%, up to a maximum of 125,000 tonnes per year, of the precious-metal-bearing zinc concentrate production from the LaRonde mine, located south-east of Rouyn-Noranda, Quebec. In addition to the sharing of freight savings, Falconbridge anticipates that it will derive benefits through the improvement in capacity utilization and precious metal recovery at Kidd Creek. Falconbridge will immediately begin to retrofit the Kidd zinc refinery in order to establish its capability to recover precious metals.

        In 2003 and through the first quarter of 2004, Falconbridge continued to advance its important development programs at Collahuasi and Kidd Creek, ensuring that copper production levels are maintained for at least the next 17 years. Work on the Collahuasi expansion project progressed as planned and is scheduled for completion in June of 2004. Work also continued on the Mine D project at Kidd Creek. Initial is expected by year-end 2004 with project completion by 2006.

        The Montcalm nickel project in northern Ontario was started in November with construction expected to take approximately 15 months. It will add 8,000 tonnes of nickel production per year beginning in 2005. Going forward in nickel, our focus will be on the advancement of the Koniambo project in New Caledonia, Nickel Rim South and Fraser Morgan in Sudbury, Ontario and Kabanga in Tanzania, and the potential expansion of Falcondo. In copper, further expansions at Lomas Bayas and Collahuasi are being assessed.

Ore reserves and resources

        Falconbridge has significant proven ore reserves. A discussion of reserves is included with the discussion of each business segment later in this analysis.

        The following table sets forth certain ore reserves and mineral resource data as of December 31, 2003. Falconbridge assesses it reserves on an annual basis at the end of each year. Changes to this data through the quarter ended March 31, 2004 would represent the impact of ongoing production activities and/or new exploration results. There has been no other known material adjustment to the December 31, 2003 data as presented.

Summary of Mineral Reserves and Mineral Resources1

Operation	Percentage Ownership	Category	Thousand Tonnes	% Nickel	% Copper	% Zinc	g/t Silver
Mineral Reserves
NICKEL DEPOSITS
Sudbury	100%	Proven	5,588	1.40	1.34	—	—
		Probable	8,503	1.22	1.24	—	—
		Total	14,091	1.29	1.28	—	—
Raglan	100%	Proven	8,308	2.86	0.77	—	—
		Probable	9,355	2.86	0.80	—	—
		Total	17,663	2.86	0.78	—	—
Montcalm	100%	Proven	0	—	—	—	—
		Probable	5,113	1.46	0.71	—	—
		Total	5,113	1.46	0.71	—	—
Falcondo[2]	85.26%	Proven	49,271	1.19	—	—	—
		Probable	11,656	1.16	—	—	—
		Total	60,927	1.18	—	—	—
COPPER DEPOSITS
Kidd Creek	100%	Proven	12,585	—	1.86	5.60	71
		Probable	8,239	—	2.23	7.00	53
		Total	20,824	—	2.01	6.15	64
Lomas Bayas	100%	Proven	54,760	—	0.40	—	—
		Probable	309,171	—	0.33	—	—
		Total	363,931	—	0.34	—	—
Collahuasi[2]	44%	Proven	254,146	—	1.01	—	—
		Probable	1,554,075	—	0.90	—	—
		Total	1,808,221	—	0.91	—	—
Mineral Resources (in addition to Mineral Reserves)
NICKEL DEPOSITS
Sudbury	100%	Measured	683	1.31	0.80	—	—
		Indicated	20,477	2.27	0.99	—	—
		Total	21,160	2.24	0.98	—	—
		Inferred	28,200	1.70	2.70	—	—
Raglan	100%	Measured	228	1.47	0.37	—	—
		Indicated	2,972	2.18	0.76	—	—
		Total	3,200	2.13	0.74	—	—
		Inferred	4,000	2.90	0.90	—	—
Montcalm	100%	Measured	0	—	—	—	—
		Indicated	0	—	—	—	—
		Total	0	—	—	—	—
		Inferred	700	1.70	0.70	—	—
Falcondo[2]	85.26%	Measured	—	—	—	—	—
		Indicated	13,840	1.53	—	—	—
		Total	13,840	1.53	—	—	—
		Inferred	6,400	1.40	—	—	—
COPPER DEPOSITS
Kidd Creek	100%	Measured	276	—	1.34	6.00	47
		Indicated	77	—	2.82	8.54	52
		Total	353	—	1.66	6.55	48
		Inferred	14,200	—	3.40	4.90	91
Lomas Bayas	100%	Measured	5,654	—	0.28	—	—
		Indicated	246,898	—	0.27	—	—
		Total	252,552	—	0.27	—	—
		Inferred	41,700	—	0.32	—	—
Collahuasi[2]	44%	Measured	48,102	—	0.57	—	—
		Indicated	429,564	—	0.63	—	—
		Total	477,666	—	0.63	—	—
		Inferred	1,840,000	—	0.72	—	—

Notes:

1.
The mineral reserve and resource estimates are prepared in accordance with the CIM Standards On Mineral Resources and Mineral Reserves, Definitions And Guidelines, adopted by CIM Council on August 20, 2000, using classical and/or geostatistical methods, plus economic and mining parameters appropriate to each project.

2.
The mineral reserves and resources at Collahuasi and Falcondo are shown on a 100% basis.

  There are no known environmental, permitting, legal, taxation, political or other relevant issues that would materially affect the estimates of the mineral reserves.

  The mineral resources have reasonable prospects for economic extraction but have not yet had complete formal evaluation, or do not have demonstrated economic viability under current conditions.

  The mineral reserve and mineral resource estimates are compiled and verified by Chester Moore, Director, Mineral Reserve Estimation and Reporting, a member of the Professional Geoscientists of Ontario with over 30 years experience as a geologist. The mineral reserves and resources at Collahuasi are estimated and provided by the operator of the joint venture based on a copper price of $US0.95/lb. The mineral reserves and resources are estimated and classified to industry standards following the Australasian Institute of Mining and Metallurgy's Joint Ore Reserve Committee code. These estimates have been restated to conform to CIM mineral reserve and resource definitions. Chester Moore inspects the estimates annually.

  Excludes Kabanga, Tanzania.

Results of Operations — Three Months Ended March 31, 2004

        Earnings for the quarter ended March 31, 2004 were $184 million ($1.02 per common share — $1.01 on a diluted basis), compared to earnings of $38 million ($0.21 per common share — on a basic and diluted basis) for the same period of 2003. Operating income of $268 million for the quarter ended March 31, 2004 compared to $61 million for the same period of 2003. The significant increase in operating income and earnings is attributable to the following factors:

  •
  Consolidated revenues of $734 million increased from $472 million in the first quarter of 2003. The increase reflects higher average realized nickel, copper and zinc prices, which increased 80%, 55% and 33%, respectively, over the same period in 2003, partially offset by lower copper sales volumes.

  •
  Costs of metal and other product sales increased by $72 million, or 19%, to $461 million, mainly reflecting higher sales volumes, higher mining costs and higher acquisition costs for custom feed, as well as the impact of a stronger Canadian dollar relative to the U.S. dollar.

  •
  Selling, general and administrative costs increased by 14% to $24 million primarily as a result of the impact of the stronger Canadian dollar in the first quarter of 2004 relative to the same period in 2003.

  •
  Exploration expenditures for the first quarter of 2004 were $3 million compared with $2 million in 2003, mainly to additional drilling at the Nickel Rim South deposit to further define the resource and the impact of the stronger Canadian dollar.

  •
  Research and process development expenditures of $2 million were the same in both the first quarter of 2003 and 2004.

  •
  Other income of $24 million in 2004 compared with other income of $4 million in 2003. The primary components of other income in 2004 are (a) a $13 million mark-to-market gain on interest rate swaps not eligible for hedge accounting, (b) $6 million net interest income on interest rate swaps not eligible for hedge accounting, and (c) an unrealized and realized foreign exchange gain of $5 million.

        Income and expenses were provided from the following non-operating sources:

  •
  Interest, net, of $10 million in the first quarter of 2004 compared to $12 million in the same period of 2003. This decrease is attributable to lower interest rates and higher average expenditures on projects for which interest costs are capitalized. These savings were offset by higher average debt balances during 2004 relative to 2003.

  •
  Income and mining taxes were $69 million in 2004, compared with $10 million in 2003. This resulted from higher income in 2004.

  •
  Non-controlling interest in earnings of subsidiaries increased by $4 million, reflecting higher earnings at our ferronickel operations in the Dominican Republic.

Earnings by Segment

        The following table summarizes the unaudited segmented results of operations for the first quarter of 2004 and 2003:

	Three months ended March 31,
	2004	2003
	(unaudited — in thousands of United States dollars)
Principal operations —
Integrated Nickel Operations (INO)	$130,428	$43,830
Falconbridge Dominicana, C. por A.	55,416	3,987

Nickel Operations	185,844	47,817

Kidd Creek Operations	3,018	(13,547)
Collahuasi	45,239	27,503
Lomas Bayas	23,500	5,870

Copper Operations	71,757	19,826
Corporate costs	(10,172)	6,549

Operating income	267,773	61,094
Interest	10,358	12,065
Income and mining taxes	69,063	10,315
Non-controlling interest in earnings of subsidiaries	4,044	254

Earnings for the period	184,308	38,460
Dividends on preferred shares	1,965	2,043

Earnings attributable to common shares	$182,343	$36,417

Nickel Operations

        Falconbridge is the third-largest producer of refined nickel in the world, accounting for roughly 9% of world supply in 2003.

        Operating income of the total nickel business of $186 million in the first quarter of 2004 was almost four times larger than $48 million in the first quarter of 2003. Refined nickel production was 26,900 tonnes in the first quarter of 2004, 2% lower than 27,500 tonnes in the same period in 2003. The operating cash cost per pound of mined nickel for all of Falconbridge was 8% higher in the first quarter of 2004 at $2.72, compared with $2.51 in the same period for 2003.

        Falconbridge has two nickel divisions. The INO produces LME-registered nickel. Falcondo produces ferronickel.

Integrated Nickel Operations (INO)

        The INO includes mines and plants in Sudbury and Raglan in Canada, a smelter in Sudbury, a refinery at Kristiansand in Norway and a significant custom feed business.

        The following table sets forth certain unaudited financial data with respect to Falconbridge's Integrated Nickel Operations for the periods indicated.

	Three months ended March 31,
	2004	2003
Sales (tonnes)
Nickel	18,100	20,300
Copper	13,200	14,500
Cobalt	900	800
Revenues ($ millions)	379	231
Operating cash cost ($ per pound of nickel)*	2.60	2.16
Operating income ($ millions)	130	44

*
Operating cash cost includes all cash production and selling costs, net of byproduct credits, but excludes interest, corporate, exploration costs and custom feed profits. Costs incurred during shutdowns or strikes are excluded. See "Reconciliation of Non-GAAP Measures" page 37).

        Revenues:    Sales volumes of nickel and copper decreased in the first quarter of 2004 by 11%, while the volume of cobalt sales increased 14% over the same period in 2003. Realized nickel prices in the first quarter of 2004 increased by 80%, copper prices improved by 55%, and cobalt prices rose 201%. Precious metals revenues increased by $2 million to $22 million. In the first quarter of 2004, consolidated revenues for the INO increased 64% to $379 million from $231 million in the same period for 2003.

        Costs:    The operating cash cost of producing a pound of nickel from INO mines was $2.60 compared to $2.16 for the same period in 2003. The $0.44, or 20%, increase over 2003 costs was the result of the stronger Canadian dollar, increased costs to access the ore in the Canadian operations and lower ore grades, which were partially offset by higher byproduct credits.

        Operating income:    The INO's first quarter 2004 operating income was $130 million compared with $44 million for the first quarter of 2003. The $86 million increase was mainly due to higher metal prices and sales volumes, which were offset by higher depreciation and amortization charges, higher administrative charges and higher unit costs, caused in part by the strengthening of the Canadian dollar.

INO Production and Sales

        The following table sets forth certain segmented sales and production data with respect to Falconbridge's Integrated Nickel Operations for the periods indicated.

	Three months ended March 31,
	2004			2003
	Ore tonnes (x 1,000)	Ni %	Cu %	Ore tonnes (x 1,000)	Ni %	Cu %
Production
Sudbury mines — ore processed	362	1.46	1.15	560	1.37	1.46

Raglan mine	225	3.45	0.98	218	3.57	1.02

	Ni	Cu	Co	Ni	Cu	Co
Metal in concentrate (tonnes)
Sudbury mine output	4,404	3,803	107	6,221	7,264	152
Raglan mine output	6,668	1,733	101	6,740	1,797	106
Metal in copper concentrate	10	2,141		29	5,430

Smelter, refinery
Smelter (tonnes)
Mines
— Sudbury	3,225	1,131	69	6,053	2,078	140
— Montcalm	89	25	3
— Raglan	6,397	1,665	78	7,975	2,202	125
Custom	1,693	1,413	212	823	907	253

Total	11,404	4,234	362	14,851	5,187	518

Refinery (tonnes)
Mines
— Sudbury	5,049	1,764	154	7,441	2,731	203
— Raglan	6,884	2,039	113	7,202	1,508	110
Custom	6,926	5,943	891	5,920	4,296	819

Total	18,859	9,746	1,158	20,563	8,535	1,132

	Ni	Cu	Co	Ni	Cu	Co
Sales (tonnes)
Mines
— Sudbury	4,793	5,033	137	7,274	8,625	158
— Raglan	6,466	2,097	93	6,105	1,611	76
Custom	6,859	6,067	684	6,945	4,234	570

Total	18,118	13,197	914	20,325	14,470	804

        Production:    Sudbury mines production was 4,404 tonnes during the first quarter of 2004 compared with 6,221 tonnes in the first quarter of 2003. The shortfall in production was attributable to a three-week strike. The production ramp-up after the strike was completed ahead of schedule. For 2004, nickel in concentrate production is now forecast at 22,000 tonnes (original target was 25,000 tonnes).

        At Raglan, nickel in concentrate production in the quarter was at 6,668 tonnes and copper production was 1,733 tonnes, modestly below 2003 due to lower ore grades.

        At the Sudbury smelter, nickel in matte production decreased to 11,404 tonnes in the first three months of 2004 from 14,851 tonnes in the same period of 2003 as a result of a three-week long labour strike. The ramp-up following the strike went smoothly. The smelter will begin an eight-week maintenance shutdown starting June 14.

        At Nikkelverk, the first-quarter nickel production level of 18,859 tonnes was lower than in the first quarter of 2003 due to lower shipments of material from Sudbury. For 2004, refined nickel production is now forecast at 72,000 tonnes (previously 75,000 tonnes).

        Other Developments:    The collective agreement with the production and maintenance workers expired on January 31, 2004. The employees went on strike starting on February 1, 2004 for a period of three weeks. A new collective agreement was completed on February 22, 2004. A new agreement with the office, clerical and technical workers was completed on February 29, 2004.

        The collective agreements with the workers at the refinery in Kristiansand expire May 31, 2004.

        Reserves & exploration:    With the recent important addition to resources from discoveries such as Nickel Rim South and Fraser Morgan, nickel production at Sudbury mines is expected to be significantly extended. It is anticipated that a significant portion of the mineral resources will be converted to mineral reserves and will extend the life of the operation from seven years to a minimum of 13 to 15 years.

        In 2003, the Sudbury Division's proven and probable mineral reserves decreased by 1.0 million tonnes after production of 2.0 million tonnes. The loss of reserves resulted from a 1.2 million tonne write-down of reserves at Craig Mine due to changes in mining plans and parameters. This loss was partially offset by mining gains in reserves at the Thayer Lindsley mine. At December 31, 2003, total proven and probable reserves were 14.1 million tonnes.

        In Sudbury, total mineral resources increased significantly in 2003 from 39.0 to 49.4 million tonnes with large additions at Nickel Rim South and Fraser Morgan, and smaller additions at the mining operations. Approximately 5.5 million tonnes were added at Nickel Rim South in 2003 and a further 1.5 million tonnes in the first quarter of 2004. The Nickel Rim South inferred resource is now estimated to contain 13.2 million tonnes grading 1.7% nickel, 3.5% copper, 0.04% cobalt, 1.9 grams/tonne platinum, 2.2 grams/tonne palladium and 0.8 grams/tonne gold. Fraser Morgan now has an indicated resource of 4.4 million tonnes, grading 1.72% nickel and 0.49% copper, and an inferred resource of 2.5 million tonnes, grading 1.4% nickel and 0.4% copper. Exploration work continues at both sites.

        At Raglan, the mineral reserves are equal to approximately 19 years of production at current operating rates. In combination with production of 834,000 tonnes and reserve adjustments, the overall mineral reserves decreased by only 0.4 million tonnes in 2003. Discovery of approximately 260,000 tonnes of mineral reserves in Zone 3 plus other mining gains, replaced a large part of the annual production. At December 31, 2003, total proven and probable reserves at Raglan were 17.7 million tonnes. Total mineral resources increased by over 900,000 tonnes in 2003 to 7.2 million tonnes due to discoveries at Zones 2, 3, 5-8, Donaldson and Katinniq.

        At the planned operating rates, mineral reserves at Montcalm are equal to approximately eight years of production. The Montcalm deposit will be put into production based on probable mineral reserves totalling 5.1 million tonnes grading 1.46% nickel and 0.71% copper. The probable reserves have been established from the 7.0 million tonnes of measured and indicated mineral resources previously reported. Inferred resources totalling 0.7 million tonnes remain at the same level as before.

Falcondo

        Located in the Dominican Republic, Falcondo mines, mills, smelts and refines its own nickel laterite ores. Falconbridge owns 85.26% of Falcondo.

        The following table sets forth certain unaudited financial data with respect to Falcondo for the periods indicated.

	Three months ended March 31,
	2004	2003
Sales of ferronickel (tonnes)	6,800	6,500
Production (tonnes)	8,000	6,900
Revenues ($ millions)	102	53
Operating cash cost ($ per pound of nickel)	2.95	3.18
Operating income ($ millions)	55	4

        Revenues:    Revenues of $102 million at Falcondo in the first quarter of 2004 were 92% higher compared to $53 million in the same period of 2003, due to the 5% increase in sales to 6,800 tonnes from 6,500 tonnes and the impact of an 86% increase in the realized ferronickel price.

        Costs:    Falcondo's operating cash cost per pound of ferronickel decreased by 7% in the first quarter of 2004 to $2.95, mainly due to the decrease in oil prices and non-fuel operating costs. It is estimated that a change of $1 in the price of a barrel of oil results in approximately $0.07 in operating cash cost per pound of ferronickel.

        Operating income:    Falcondo's first quarter 2004 operating income was $55 million, compared with $4 million in for the same period in 2003. The $51 million higher contribution reflects a higher ferronickel selling price and increased sales volumes.

        Production:    In the first quarter of 2004, Falcondo produced 8,000 tonnes of nickel in ferronickel compared to 6,900 tonnes in the first quarter of 2003.

        Reserves & exploration:    At planned operating rates, the proven and probable mineral reserves are equal to approximately 18 years of production. The proven and probable mineral reserves at Falcondo showed a net decrease of 3.2 million tonnes after production of 3.8 million tonnes in 2003. The decrease due to production was partly offset by the discovery of 0.6 million tonnes in previously un-drilled areas in Lomas Caribe and Larga. At December 31, 2003, total proven and probable reserves were 60.9 million tonnes.

Copper Operations

        Falconbridge is also an important copper producer, ranking 12th in the world in mined production during 2003. The Corporation's copper operations include Kidd Creek in Canada and Collahuasi and Lomas Bayas in Chile.

        Operating income of the copper business more than tripled to $72 million in the first quarter of 2003 compared with $20 million in the same period for 2003. Copper production from the mines was 65,900 tonnes in the first quarter 2003 compared with 78,600 tonnes in 2003. The operating cash cost per pound of copper was $0.48 compared with $0.45 in 2003.

Kidd Creek

        Kidd Creek is an integrated processing facility engaged in the mining, milling, smelting and refining of its own copper and zinc ores and in the processing of custom feed.

        Low treatment charges for third-party concentrates and the appreciation of the Canadian dollar relative to the U.S. dollar have adversely impacted the integrated Kidd operations. Profitability is expected to improve in 2004 as a result of cost reduction initiatives implemented in 2003; the securing of higher-margin complex concentrates from third parties and from higher metal prices.

        The following table sets forth certain unaudited financial data with respect to Falconbridge's Kidd Creek operations for the periods indicated.

	Three months ended March 31,
	2004	2003
Sales (tonnes)
Copper (in metal and concentrate)	28,969	28,773
Zinc (in metal and concentrate)	26,525	35,517
Revenues ($ millions)	133	97
Operating cash cost ($ per pound of copper)	0.88	0.73
Operating income/(loss) ($ millions)	3	(14)

        Revenues:    Revenues of $133 million in the first quarter of 2004 were 37% higher than the $97 million realized in the same period for 2003 reflecting higher realized prices for copper and zinc, which were offset by lower sales volumes for zinc.

        Costs:    The first quarter 2004 operating cash costs at the Kidd Mine increased to $0.88 per pound from $0.73 per pound for the same period in 2003. The increase reflects primarily higher labour, contractor and energy costs, and the impact of a stronger Canadian dollar.

        Operating income:    Kidd Creek operations reported first quarter 2004 operating income of $3 million compared to an operating loss of $14 million for the first quarter of 2003. The $17 million increase in operating income reflects higher base metal prices, improved realizations for by-products and lower cost of sales offset in part by the impact of lower treatment and refining charges, lower sales volumes for zinc and the strengthening of the Canadian dollar.

Kidd Creek Production and Sales

        The following table sets forth certain segmented sales and production data with respect to Falconbridge's Kidd Creek operations for the periods indicated.

	Three months ended March 31,
	2004					2003
		Ore tonnes (x 1,000)	Cu %	Zn %	Ag g/t		Ore tonnes (x 1,000)	Cu %	Zn %	Ag g/t
Production
Total mined	513	1.81	5.05	105	512	1.94	4.72	59
Total — ore processed	523				542
	Cu	Cu Cathode	Cu Blister	Zn	Ag	Cu	Cu Cathode	Cu Blister	Zn	Ag
Kidd Mining Division
Metal in concentrate
(tonnes except 000 troy ounces for Ag)	9,296			20,792	1,194	10,792			21,172	739

Kidd Metallurgical Division
(tonnes except 000 troy ounces for Ag)
Mines		12, 336	12,289	17,350	597		14,011	13,939	26,330	445
Custom — Sudbury		2,957	2,946		46		6,098	6,067		21
Custom — other		18,432	18,362	11,108	282		16,850	16,762	11,604	762
Total		33,722	33,597	28,458	925		36,959	36,768	37,934	1,228
	Cu	Cu in conc.	Zn	Zn in conc.	Ag	Cu	Cu in conc.	Zn	Zn in conc.	Ag
Sales
(tonnes except 000 troy ounces for Ag)
Mines	12,533		16,439		732	12,212		25,904		1,045
Custom — other	16,436		10,176		271	16,561		9,613		159
Purchased metal

Total	28,969		26,525		1,004	28,773		35,517		1,204

        Production:    Copper and zinc production from the Kidd Mine during the first quarter of 2004 totalled 9,296 and 20,792 tonnes, respectively. A stope blockage and maintenance issues associated with the ore handling system negatively impacted mine production. Copper and zinc ore grades were 1.81% and 5.05%, respectively. The copper and zinc mine production forecast for 2004 have been revised to 43,000 tonnes and 90,000 tonnes, respectively.

        Copper cathode production for the first quarter of 2004 was 33,722 tonnes and refined zinc production was 28,458 tonnes, reflecting the impact of lower mine production and difficulties sourcing profitable third-party feed. For 2004, zinc production is now forecast to be 120,000 tonnes as a result of securing additional custom feed.

Other Developments

        During the quarter, the Corporation reached an agreement with Agnico Eagle for a life-of-mine contract to process the majority of their annual production of zinc concentrate. This will ultimately provide the zinc operations at Kidd with an annual supply of over 100,000 tonnes of precious metal-bearing zinc concentrate, and will enable it to run with improved margins at full capacity.

        At the beginning of July 2004, the copper and zinc operations will take maintenance shutdowns of five and seven weeks respectively.

        Work at Mine D is advancing as planned with first ore production expected in the second half of 2004 with continuous ramp-up during 2005 and 2006. Mine D will improve operational reliability and predictability and maintain the mining rate at 2.4 million tonnes per year.

        Reserves:    At December 31, 2003, reserves totalled 20.8 million tonnes grading 2.0% copper and 6.1% zinc. Reserves decreased 2.8 million tonnes after production of 2.1 million tonnes and a revision of the previous estimate by 0.7 million tonnes. At current operating rates, the mineral reserves are equal to approximately nine years based on current proven and probable mineral reserves.

Collahuasi

        Compañía Minera Doña Inés de Collahuasi S.C.M., in which Falconbridge holds a 44% interest, operates the Collahuasi mine in northern Chile. Collahuasi mines and mills copper sulphide ores into concentrate and mines and leaches copper oxide ores to produce cathodes. Collahuasi continues to be a strong performer and exceeded targeted production for 2003.

        The following table sets forth certain unaudited financial data with respect to Collahuasi for the periods indicated.

	Three months ended March 31,
	2004	2003
Falconbridge share
Sales of copper (tonnes)	28,879	44,429
Production (tonnes)	35,369	44,211
Revenues ($ millions)	77	66
Operating cash cost ($ per pound of copper)	0.40	0.34
Operating income ($ millions)	45	28

        Revenues:    Falconbridge's share of revenues at Collahuasi in the first quarter of 2004 was $77 million, compared with $66 million in the first quarter of 2003. The increase of $11 million is due to an increase in the realized copper prices, which offset the decrease in sales volumes.

        Costs:    The operating cash cost of $0.40 per pound of copper in the first quarter of 2004 increased by six cents US per pound, compared to the same period in 2003. Lower treatment and refining charges more than offset the increase in mining costs from lower grades and the strengthening Chilean peso.

        Operating income:    The Corporation's share of Collahuasi's first quarter 2004 operating income was $45 million, compared with $28 million in the same period for 2003. The positive variance is mostly attributable to higher copper prices.

        Production:    Falconbridge's share of annual copper production totalled 35,369 tonnes, 20% lower than the production of 44,211 tonnes in the first quarter of 2003. Falconbridge's share of cathode from the oxide plant was 6,152 tonnes while production of copper in concentrate was 29,217 tonnes. The decrease in first quarter 2004 production was anticipated and attributable to lower ore grades compared to 2003. Falconbridge's share of total copper production in 2004 is forecast at 206,000 tonnes.

Other Developments

        The construction of a new grinding circuit at the Ujina concentrator and the shifting of mining operations from the Ujina to the Rosario ore body are near completion. The project will increase Collahuasi's concentrator design capacity to 110,000 tonnes per day from 70,000 tonnes per day, compensating for an expected decline in ore grade and thereby enabling Collahuasi to maintain copper production at current levels. The total capital cost of the transition and concentrator expansion project is estimated at $654 million, with Falconbridge's 44% share of this cost totalling $288 million. The project to move the operations from the Ujina pit to the new Rosario open pit and the expansion of the Ujina concentrator is on schedule and on budget. The project is expected to achieve mechanical completion in June 2004.

        Reserves & exploration:    The December 31, 2003, total proven and probable mineral reserves at Collahuasi of 1,808 million tonnes decreased by 30.5 million tonnes due to mine production.

Lomas Bayas

        Compañía Minera Falconbridge Lomas Bayas mines and leaches copper oxide ores to produce cathodes. During 2003 Lomas Bayas achieved a record level of production.

        The following table sets forth certain unaudited financial data with respect to Lomas Bayas for the periods indicated.

	Three months ended March 31,
	2004	2003
Sales of copper (tonnes)	15,935	14,578
Production (tonnes)	15,728	14,572
Revenues ($ millions)	44	25
Operating cash cost ($ per pound of copper)	0.47	0.45
Operating income ($ millions)	24	6

        Revenues:    Revenues in the first quarter of 2004 were $44 million, compared to $25 million in the first quarter of 2003. The increase of $19 million was attributable to the impact of higher realized metal prices and higher sales volumes.

        Costs:    The operating cash cost of producing a pound of copper in the first quarter of 2004 increased to $0.47 per pound from $0.45 per pound in the first quarter of 2003. The increase in the cash cost resulted from higher sulphuric acid prices and the strengthening of the Chilean peso against the U.S. dollar.

        Operating income:    Lomas Bayas' first quarter 2004 operating income of $24 million, increased by $18 million over the same period for 2003. Higher sales prices and volumes offset the impact of higher production costs.

        Production:    Lomas Bayas produced a 15,728 tonnes of copper cathode in the first quarter of 2004, compared to 14,572 tonnes in the first quarter of 2003. Copper production in 2004 is forecast at 60,000 tonnes.

        Reserves & exploration:    The December 31, 2003, total proven and probable mineral reserves of 363.9 million tonnes at Lomas Bayas decreased by 33.4 million tonnes due primarily to mine production, which utilized 30.4 million tonnes. A total of 81.2 million tonnes of mineral resources were added during 2003 as a result of new modeling of the area.

Corporate and other

        Corporate and other includes corporate general and administrative costs, exploration, research and development expenditures, foreign exchange gains and losses and other income and expenses.

        During the quarter ended March 31, 2004, the Corporate segment generated income of $10 million versus costs of $7 million for the same period of 2003. Increases of $14 million in other income and $8 million in foreign exchange gains, relative to the first quarter of 2003, were offset by increased spending on general and administrative expenses, which were exacerbated by the impact of the stronger Canadian dollar. The increase in other income is due to the recognition of a $13 million mark-to-market gain on our interest rate swaps not eligible for hedge accounting, and the recognition of $6 million in net interest income on interest rate swaps not eligible for hedge accounting; offset by lower metals trading gains quarter over quarter.

Business Development

Growth opportunities

        Over the last decade, Falconbridge has assembled a significant portfolio of growth projects. Some are closer to its operations and easier to execute (e.g. brownfield projects); others are new projects unrelated to existing operations (e.g. greenfield projects).

Projects in development

        Collahuasi, Chile — The joint venture is completing a major investment project to expand concentrator capacity and move mining operations to a higher-grade open pit (see page 18).

        Kidd Mine D, Timmins, Canada — (See page 17).

        Montcalm, Timmins, Canada — The Montcalm mineral reserves consist of 5.1 million tonnes of 1.46% nickel and 0.71% copper. This underground development project is accessed via a ramp system and is expected to be operational in the first quarter of 2005, producing 8,000 tonnes of nickel per year, for seven years.

Brownfield projects

NICKEL

        Nickel Rim South, Sudbury, Canada — This high-grade deposit is close to existing operations and could be put in production in late 2008 or early 2009. Surface diamond drilling during 2003 resulted in the tonnage increasing by 87%. The updated inferred mineral resource estimate as of March 31, 2004, is 13.2 million tonnes of 1.7% nickel, 3.5% copper and significant palladium and platinum. The mineral deposit remains open in an up-dip direction and additional surface diamond drilling is planned.

        An underground definition program has been approved and site preparation has begun. The five-year, $368-million program has already gone ahead, with production expected to start in 2008. Once completed, a further $185 million will be required to bring the mine into production. After taking into account pre-production revenues of $141 million, the overall net capital cost will be $413 million.

        Fraser Morgan — Diamond drilling at the Fraser Mine has resulted in an indicated mineral resource of 4.4 million tonnes of 1.72% nickel and 0.49% copper and an inferred mineral resource of 2.5 million tonnes grading 1.4% nickel and 0.4% copper. Diamond drilling continues in 2004. The mineral deposit is accessible from existing Fraser Mine infrastructure.

        Raglan, Nunavik, Quebec — The Corporation is evaluating the possibility of increasing annual production by 40% to 1.3 million tonnes of ore per year. A scoping study will be completed in 2004. A focused exploration program continues on the Corporation's large property holdings in the area of the Raglan mine.

COPPER

        Collahuasi, Chile — Currently, the fourth-largest copper mine in the world, Collahuasi has sufficient reserves and resources for further expansion after the current Phase II project is completed in June 2004. Water rights to enable further expansion have been secured. Furthermore, the Rosario ore body contains significant molybdenum giving rise to an investment opportunity to construct a molybdenum recovery circuit.

        Lomas Bayas, Chile — The acquisition of an adjacent deposit, called Fortuna de Cobre, is being considered. If developed, total annual production would increase by 50% to 90,000 tonnes and extend mine life by five years. A decision on the option to buy the deposit must be made by 2006.

        The following table sets forth mineral reserve estimates and certain other data with respect to Falconbridge's advanced development projects.

Advanced projects — mineral resources1

DECEMBER 31, 2003 Project	Resource location	Percentage ownership	Category	Million tonnes	Nickel %	Copper %	Cobalt %	Zinc %
Nickel deposits
Nickel Rim South[2]	Sudbury	100%	Inferred	11.7	1.6	3.7	0.04	—
Fraser Morgan[2]	Sudbury	100%	Indicated	3.8	1.71	0.52	0.06	—
			Inferred	2.5	1.4	0.4	0.05	—
Onaping Depth[2]	Sudbury	100%	Indicated	14.6	2.52	1.15	0.06	—
			Inferred	1.2	3.6	1.2	0.07	—
Côte d'Ivoire	Ivory Coast	85%	Indicated	123.9	1.57	—	0.10	—
			Inferred	134.0	1.4	—	0.12	—
Koniambo[3]	New Caledonia	49%	Measured	32.4	2.21	—	0.07	—
			Indicated	109.7	2.10	—	0.07	—
			Total	142.1	2.13	—	0.07	—
			Inferred	156.0	2.2	—	0.08	—
Copper deposits
Mine D4	Timmins	100%	Inferred	14.1	—	3.4	—	4.9
Fortuna de Cobre[5]	Chile	100%	Measured	125.2	—	0.31	—	—
			Indicated	345.1	—	0.28	—	—
			Total	470.3	—	0.29	—	—
			Inferred	150.0	—	0.21	—	—

Notes:

1.
The mineral resource estimates were prepared in accordance with the "CIM Standards on Mineral Resources and Mineral Reserves, Definitions and Guidelines", adopted by CIM Council on August 20, 2000, using classical and/or geostatistical methods, plus economic and mining parameters appropriate to each project. The mineral resources have been compiled under the supervision of Chester Moore, Director, Mineral Reserve Estimation and Reporting, a member of the Professional Geoscientists of Ontario with 30 years experience as a geologist.

  The mineral resources have reasonable prospects for economic extraction but have not yet had complete formal evaluation, or do not have demonstrated economic viability under current conditions.

2.
Also included as part of the Sudbury mineral resources on the Mineral Reserves and Mineral Resources table.

3.
Option to earn. At a 2.0% nickel cut-off grade the deposit contains Measured plus Indicated mineral resources of 75.6 million tonnes grading 2.47% nickel and 0.06% cobalt.

4.
Also included as part of the Kidd Creek mineral resources on the Mineral Reserves and Mineral Resources table.

5.
Option to purchase.

Key assumptions for mineral resource and reserve estimation

        Refer to Summary of Mineral Reserves and Mineral Resources on Page 7 and Advanced Projects on page 21.

        Bulk density:    the factor used to convert volume into tonnage. This factor is a function of the mineralogy and physical characteristics of a deposit. Formulae are developed using regression analyses on a suitably large number of individual determinations.

        Cut-off grade:    the grade that ensures the revenue from the metal content of the lowest grade parcel included in a deposit will be at least equal to the anticipated prime operating costs of producing this revenue. These costs include mining, milling, smelting, refining, selling and all transportation and administration costs. The cut-off grade will vary greatly from property to property due to a range of factors including deposit size and shape, metal content and prime cost structure.

        Exchange rate (US$ to Cdn$):    1.50

        Long-term metal prices (US$ per pound):    Nickel $3.25, Copper $0.90, Zinc $0.50

        Minimum mining width:    the smallest horizontal thickness used in an estimation based on the selected mining method and the minimum opening size required by mining equipment used. The grade across this minimum width must equal or exceed the cutoff grade.

        Mining dilution*:    all external material with grades lower than the cut-off grade that must be removed with the ore. The amount of this diluting material can vary considerably and depends upon mining method and the location, attitude, size, shape and wall rocks of the ore zone.

        Mining recovery*:    the proportion of the ore that is extracted after accounting for mining losses. The mining recovery can vary widely both within a single mine and from property to property due to a range of factors including deposit geometry and mining method.

*    Used for mineral reserve estimation only.

Greenfield projects

        Kabanga, Tanzania — In early February 2004, Falconbridge and Barrick Gold Corporation reached a preliminary agreement under which Barrick would grant Falconbridge an option to acquire 50% of its interest in the Kabanga and Kagera nickel properties in Tanzania. This option requires Falconbridge to meet certain spending and work plan milestones. Kabanga, located in western Tanzania about 1,500 kilometres from Dar Es Salaam, has a high-grade mineral resource of more than 26 million tonnes at 2.6% nickel, with significant upside potential. Kabanga, together with the Kagera property, provides a significant land position on the highly prospective Kagera nickel belt. Falconbridge and Barrick have agreed on a work plan to advance the Kabanga nickel project towards a development decision within 36 months. Depending on the additional resources found during the exploration program, a mine could produce between 30,000 and 35,000 tonnes of nickel in concentrate annually.

        Koniambo, New Caledonia — Work continued throughout the year on the Koniambo ferronickel project in the Northern Province of New Caledonia, near the provincial capital of Kone. With measured and indicated saprolite mineral resources estimated to be 142.1 million tonnes of 2.13% nickel and inferred mineral resources of 156 million tonnes of 2.2% nickel, the Koniambo deposit is one of the largest and highest grade laterite resources in the world. In addition, the project has an inferred limonite mineral resource estimated to consist of 95 million tonnes of 1.6% nickel and 0.2% cobalt that could be developed at a later date.

        In 1998, Falconbridge entered into a joint-venture agreement with Société Minière du Sud Pacifique S. A. (SMSP) and its controlling shareholder, Société de Financement et d'Investissement de la Province Nord, for the evaluation and development of the 60,000-tonne per year nickel in ferronickel mining and smelting complex. Falconbridge has a right to earn a 49% interest in the project with SMSP owning 51%. Governance of the project will be on a 50/50 basis.

        The Corporation has assembled an experienced project development and execution team. A pre-feasibility study was completed in 2003 and indicates a capital cost of $1.57 billion and operating costs of $1.27 per pound. A bankable feasibility study is in progress, which will refine the capital and operating cost estimates through greater detailed engineering and will adjust for foreign exchange rate movements. The bankable feasibility study will be completed in the third quarter of 2004. The Koniambo ferronickel project would use a well-known smelting process with modern, updated technologies.

        Further geological drilling, completed in March 2003, was undertaken to delineate 25 years of measured resources and indicated resources.

        In 2003, $28 million was spent on the project, bringing total expenditure to date to $123 million. A formal application was made in 2003 under the French "Loi Girardin' incentive program for investments in overseas territories. Discussions are continuing with the Government of France and with our partner, SMSP.

Exploration

        Exploration is being carried out primarily in Canada, Brazil, South Africa, Norway and Australia. Advanced nickel exploration is focused in Sudbury, Ontario and Raglan, Quebec near existing operations. Diamond drilling at the Nickel Rim South discovery at Sudbury has increased the estimated inferred mineral resource from 6.3 million tonnes to 13.2 million tonnes of 1.7% nickel, 3.5% copper, 0.4% cobalt, 1.9 grams/tonne platinum, 2.2grams/tonne palladium and 0.8grams/tonne gold. Exploration at Raglan during 2003 has resulted in 1.7 million tonnes being added to the mineral reserves/resources.

        The Falconbridge exploration budget for 2004 is forecast to be $22 million, of which $3 million has been spent through March 31, 2004. The financial investment of worldwide joint-venture participants plus tax credits provided by the Quebec provincial government to stimulate exploration activity is expected to provide external funding that will leverage the internal budget to an estimated $28 million.

Energy

        In 2003, energy costs represented approximately 21% of the cash cost breakdown for all of Falconbridge's operations. Significant quantities of electricity, natural gas, and petroleum products are procured from commodities markets and regulated energy providers in the U.S., Canada, Norway, Mexico and Chile.

        Corporation profitability is sensitive to energy price volatility. Where energy is purchased in a commodities market, risk management practices are applied in order to stabilize prices and enhance energy cost management. Of particular concern in the mid term are world oil prices, the availability of sweet crude oil in the Gulf of Mexico and the tight supply situation for natural gas in North America.

        A formal strategy has been established for strengthening the effective use of energy throughout Falconbridge's operations. The operations are provided with an infrastructure that effectively measures consumption and performance. Additionally, awareness workshops are being held at each facility to help employees understand how energy use can be controlled.

        Furthermore, energy is being defined as a managed variable within operations management systems. Energy performance indicators are being developed for each level in the organization so that production processes can be operated to consumption benchmarks. Senior management has endorsed an energy intensity improvement target of 1% per year. Finally, Six Sigma methodology and techniques were also applied to reduce consumption.

Sustainable Development

        Falconbridge is a strong proponent of sustainable development where economic prosperity, environmental quality and social equity drive business activities. This commitment is reflected in the Corporation's Sustainable Development Policy.

        Providing a safe and healthy workplace is a priority at Falconbridge. Operations continue to implement effective safety training programs and management systems. Safety performance is strongly supported by senior management and the Board of Directors. Under the 2003 Safety, Health and Leadership program, five Falconbridge operations were visited by senior management to assess, promote and reinforce the importance of a safe workplace. These initiatives, among others, have resulted in enhanced safety performance in 2003 as the lost-time injury frequency (a measure of the number of compensable injuries per 200,000 hours worked) declined to 1.26 versus 1.45 in 2002.

        For more details on our progress towards sustainability please refer to the 2003 Falconbridge Limited Sustainable Development Report, which is available on the Corporation's website.

Selected Financial Data

	Year ended December 31,
(US$ millions, except per share data)
	2003	2002	2001
Total Revenues	2,083	1,525	1,385
Income (loss)	191	50	17
Basic net income (loss) per share	1.03	0.24	0.05
Diluted net income (loss) per share	1.03	0.24	0.05
Total assets	4,171	3,398	3,293
Long-term financial liabilities	1,427	1,280	1,173
Cash dividends declared — common shares (Cdn)	0.40	0.40	0.40
— Preferred shares series 1 (Cdn)	0.08	0.08	0.08
— Preferred shares series 2 (Cdn)	1.4688	1.4688	1.4688
— Preferred shares series 3	—	—	—

        Earnings of $191 million for the year ended December 31, 2003 compared to earnings of $50 million for 2002. The increase of $141 million is attributable to the following:

  •
  Higher realized prices for nickel, copper, zinc, cobalt, platinum, and sulphuric acid.

  •
  Higher sales volumes for nickel, cobalt, precious metals and sulphuric acid, offset by lower sales volumes for copper and zinc.

  •
  Lower interest expense due to lower interest rates and higher capitalized interest costs. These savings were partially offset by higher average debt balances during 2003 relative to 2002.

        The above favourable items were offset by the following.

  •
  Higher mining costs and higher acquisition costs for custom feed

  •
  The impact of a stronger Canadian dollar, relative to the U.S. dollar, on Canadian mining and administrative costs.

  •
  Higher income and mining taxes attributable to higher income in 2003 relative to 2002.

Summary of Quarterly Results

	March 31,			June 30,		September 30,		December 31,
(Unaudited — US$ millions, except per share data)
	2004	2003	2002	2003	2002	2003	2002	2003	2002
Total Revenues	734	472	329	490	406	484	346	637	443
Income (loss)	184	38	14	39	28	19	(15)	95	23
Basic net income (loss) per share	1.02	0.21	0.07	0.21	0.14	0.10	(0.10)	0.52	0.12
Diluted net income (loss) per share	1.01	0.21	0.07	0.21	0.14	0.10	(0.10)	0.52	0.12

        Our financial results for the last eight quarters reflect rising realized prices for nickel, copper, zinc, cobalt, platinum and acid, higher sales volumes for nickel, cobalt precious metals and acid offset by lower sales volumes for copper and zinc and rising cash costs. These trends are discussed elsewhere in this report.

Liquidity and Capital Resources

        The Corporation's cash position and changes in cash for the quarter ended March 31, 2004 compared to the same quarter in 2003 are summarized below:

	Quarter ended March 31,
millions
	2004	2003
Cash provided by operating activities	231	55
Cash used in investing activities	(103)	(67)
Cash (used in) provided by financing activities	(11)	16

Cash provided during the quarter	117	4
Cash and cash equivalents, beginning of period	298	165

Cash and cash equivalents, end of period	415	169

Liquidity and Cash Flow

        Consolidated cash and cash equivalents increased by $117 million to $415 million at March 31, 2004, compared with $169 at the end of the first quarter of 2003. These items were invested primarily in high-quality short-term money market instruments and liquidity funds.

        In the first quarter of 2004, the Corporation's balance sheet improved as the ratio of net debt to net debt plus equity improved to 32% from 37% at the end of 2003. Cash and cash equivalents were $415 million at March 31, 2004.

        Falconbridge has significant liquidity and financial flexibility, including unused bank lines of credit totalling $403 million. As a result, the Corporation has unused credit and cash available in excess of $800 million. In addition, the Corporation has no major debt maturities until 2005.

        Working capital increased to $791 million at the end of first quarter of 2004 from $649 million at the end of December 2003.

        Cash generated from operations before working capital changes totalled $262 million compared with $106 million for the first quarter of 2003.

        The ratio of current assets to current liabilities was 3:1 at March 31, 2004.

        Based on planned production levels, estimated LME prices and forecasted Canadian/U.S. dollar exchange rates, it is anticipated that funds provided from operations, available cash, and proceeds from existing lines of credit will be sufficient to finance committed obligations, and planned capital expenditures in 2004 and the dividends declared to date.

Significant Future Obligations

        The following table sets out Falconbridge's significant contractual obligations, as of March 31, 2004, for the period indicated.

	Significant obligations by year due
Nature of Obligation	April to December 2004	2005	2006	2007	2008	2009	Thereafter	Total
Long-term debt	64	283	299	49	167	58	498	1,418
Asset retirement obligation	11	8	6	3	12	13	398	451
Employee future benefits (1)								372
Operating leases	1	2	2	2	2	2	14	25

Total contractual obligations	76	293	307	54	181	73	910	2,266

(1)
Due to the nature of the obligation for employee future benefits, the timing of the settlement of this liability is not readily determinable. (See also critical accounting estimates). The obligation for employee future benefits represents the unfunded obligation as of March 31, 2004.

Capital expenditures and deferred project costs

        Capital expenditures in the first quarter of 2004 were directed towards development of Mine D at the Kidd Mining Division, the Collahuasi transition from Ujina to Rosario, the crusher expansion at Lomas Bayas, evaluation work at Koniambo and to maintain and improve productive capacity at all locations.

        Capital expenditures for the balance of 2004 will primarily be used to proceed with the continued development of Mine D at the Kidd Mining Division, the Collahuasi transition from Ujina to Rosario, the development of the Montcalm deposit, the underground exploration program at the Nickel Rim South ore body, continued evaluation work at Koniambo and to maintain and improve productive capacity at all locations. Expenditures will be financed from internal sources and existing lines of credit.

        The following table summarizes the expenditures incurred or planned for the periods indicated:

$ MILLIONS	Total 2004F	Q1 2004	Q1 2003
Investment projects
Nickel
Montcalm	75	5	0
Koniambo	52	13	5
Nickel Rim South	77	1	0
Copper
Kidd	105	31	19
Collahuasi	91	30	31

Total investment projects	400	80	55
Maintenance and other	100	21	10

Total	500	101	65

Outstanding Indebtedness

        Total debt decreased to $1,418 million at March 31, 2004 from $1,427 million at the end of 2003. The decrease was attributable to debt repayments of $7.5 million and an unrealized foreign exchange gain on Canadian dollar denominated debt, from the weakening of the Canadian dollar at March 31, 2004 relative to December 31, 2003. The current portion of long-term debt is $77 million.

        The ratio of net debt (debt minus cash and temporary investments) to net debt plus equity improved to 32% at the end of March 2004 from 37% at the end of 2003.

Capital Resources and Financial Flexibility

        The Corporation believes that a conservative financial structure and financial flexibility are important in order to accommodate the capital intensive and cyclical nature of the business.

        The Corporation has three-year committed revolving Credit Facilities with various banks totalling $420 million at March 31, 2004. Borrowings may be in many forms including Letters of Credit, which offset amounts available under the Credit Facilities. As at March 31, 2004 the Corporation had no borrowings and had drawn Letters of Credit totalling $17 million. The Corporation also has Letters of Credit outstanding of $16 million under an uncommitted facility.

        The Corporation has a Commercial Paper Program. Unused lines of credit and cash on hand are used to support the Commercial Paper Program. As at March 31, 2004 the Corporation had no Commercial Paper outstanding.

Off Balance Sheet Arrangements

        The Corporation does not have any unconsolidated affiliates. We do not enter into off-balance sheet arrangements with special purpose entities in the normal course of our business. Our only significant off-balance sheet arrangements consist of our Canadian dollar expenditure hedges discussed under the heading financial instruments and other instruments below.

Transactions with Related Parties

        At March 31, 2004 Noranda Inc. (Noranda) owned, directly and indirectly, approximately 58.9% of the common shares of the Corporation. During 2002, a process was initiated to integrate certain operations of Noranda and Falconbridge with the objective of reducing costs and further extracting value from the respective assets. The initiatives undertaken have included the combination of various corporate support services and greater coordination between operations.    Transactions between Falconbridge and the Noranda group are negotiated on an arms length basis at market terms.

        Falconbridge has entered into an agreement with a subsidiary of Noranda, whereby it acts as sales agent for all products, other than sulphuric acid and indium, produced at Falconbridge's Kidd Creek Operations. Falconbridge has entered into a supply agreement with another subsidiary of Noranda, which will purchase and resell Falconbridge's output of sulphuric acid. Accounts receivable, in the consolidated statements of financial position, includes $38.2 million (2003 — $34.2 million) in receivables from Noranda relating to amounts being collected under the sales agreements and $5.4 million (2003 — $5.2 million) from net purchases of material by Noranda.

        Falconbridge has agreements with various Noranda group companies for the purchase of custom feeds; the toll treatment of copper concentrates, blister copper and refinery slimes; and the sale of metals. The following table details related party production and marketing transactions with Noranda Group Companies.

	March 31,
	2004	2003
Sale of materials and technology to Noranda (a)	28,294	18,603
Purchase of materials from and smelting and refining fees paid to Noranda (b)	27,788	33,825

Included in the Corporation's unaudited consolidated financial statements for the three months ended March 31, 2004 in (a) Revenues; (b) Cost of metal and other product sales.

Proposed Transactions

        There are no significant proposed transactions that have not been discussed elsewhere in this document.

Critical Accounting Estimates

        Management is required to make estimates in preparing its financial statements in conformity with Canadian GAAP. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes to these estimates would result in material changes to these line items. The critical accounting estimates made by Falconbridge relate to our accounting for the following items:

  •
  Property, plant and equipment

  •
  The determination of mineral reserves

  •
  Impairment assessments of long-lived assets

  •
  Amortization of property, plant and equipment

  •
  Employee future benefits

  •
  Asset retirement obligations

  •
  The determination of taxes

Property, plant and equipment

        As of March 31, 2004, property, plant and equipment with a carrying value of $3 billion, represented 67% of our asset base. As such the estimates used in accounting for property, plant and equipment and the related depreciation and amortization charges are critical and have a material impact on our financial condition and earnings. Property, plant and equipment and related capitalized interest and development and pre-production expenditures are recorded at cost and in addition, includes the fair value amount related to asset retirement obligations. Property, plant and equipment are subject to impairment testing as discussed below.

Determination of mineral reserves

        One of the most significant estimates which impacts the accounting for property, plant and equipment and the related depreciation and amortization, is the estimate of proven and probable ore reserves. The process of estimating reserves is complex; requiring significant assumptions, estimates and decisions regarding economic (i.e. metal prices, production costs, and exchange rates), engineering, geophysical and geological data. A material revision to existing reserve estimates could occur because of changes to any of these inputs. Changes in reserves could result in impairment of the carrying amount of property, plant and equipment (see below) and a change in amortization expense (see below).

Impairment assessments of long-lived assets

        We review and evaluate our long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. There were no impairment losses on long-lived assets recorded in 2003 nor in the first quarter of 2004. Asset impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on recoverable minerals, expected commodity prices (considering current and historical prices, price trends and related factors), production levels, availability of custom feed, capital and reclamation costs, all based on detailed life-of-mine plans. The term "recoverable minerals" refers to the estimated amount of metal that will be obtained from proven and probable ore/mineral reserves, after taking into account losses during ore processing and treatment. Significant management judgment is involved in estimating these factors, which include inherent risks and uncertainties. The assumptions we use are consistent with our internal planning. Management periodically evaluates and updates the estimates based on the conditions that influence these factors. The variability of these factors depends on a number of conditions, including uncertainty about future events, and thus our accounting estimates may change from period to period. If other assumptions and estimates had been used in the current period, the asset balances could have been materially impacted. If management uses different assumptions or if different conditions occur in future periods, future operating results could be materially impacted.

        In estimating future cash flows, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of future cash flows from other asset groups, taking into consideration movements of intermediate products to ensure the utilization of available capacity across our operations. All assets at a particular operation are considered together for purposes of estimating future cash flows.

Amortization of property, plant and equipment

        The Corporation generally depreciates plant and equipment on a straight-line basis over the lesser of their useful service lives or the lives of the producing mines to which they relate. At the Kidd Creek Operations, mine facilities are depreciated over the estimated lives of the mines based on the unit of production basis. Depletion of resource properties is provided over the estimated lives of the resources recoverable from the properties on the unit of production basis. Development and pre-production expenditures, together with certain subsequent capitalized development expenditures, are amortized over periods not exceeding the lives of the producing mines and properties.

        The most critical estimates which impact the above accounting policy is the estimated quantity of proven and probable mineral reserves, which is the underlying basis for the calculation of the depletion of resource properties using the unit of production method. Changes in the quantity of reserves would result in changes in amortization expense in the periods subsequent to the revision.

Employee future benefits

        Assets are valued at current market value. The expected return on plan assets, currently 7%, is based on current bond yields and expected long-term rate of return on equities. The long-term rate of return on assets assumption is reviewed on an annual basis.

        Liabilities are determined as a present value of future anticipated cash flows using a discount rate based on corporate AA bond yields at the valuation date and an inflation expectation consistent with the corporate AA bond yield curve. Differences between the estimated future results and actual future results are amortized (to the extent that the cumulative experience gain or loss is in excess of the permitted 10% corridor under Canadian GAAP) over the expected average remaining service life (EARSL) of the active members. This 10% corridor represents 10% of the greater of the post-retirement benefits obligations and the fair value of plan assets. The return on assets assumption and the discount rate, salary and inflation assumptions used to value the liabilities are reviewed annually and are determined based on a consistent framework from year-to-year. The most significant risk is that the assumption will prove to be either too high or too low in the long term. It is reasonable to assume that there will be a significant variation between the assumptions (which are set within the framework of a long-term commitment) and actual experience in any one year, but are expected to produce an appropriate reflection of costs over the long-term.

        For post-employment benefits other than pensions, the discount rate is the same as for pensions. The inflation rate assumed for medical costs is based on our history of healthcare spending. The assumption for the ultimate health care trend rates relates to the overall economic trends.

        We currently estimate that a 0.5% increase or decrease in the return on assets assumption would result in a corresponding $3 million increase or decrease in annual pension expense. Changes to the return on asset assumption would have no significant effect on funding requirements, as our contributions are primarily determined based on the applicable Canadian regulatory solvency funding requirements. Under this valuation methodology, liabilities for solvency valuation are based on market bond yields and the excess of liabilities over assets must be amortized over a five-year period. We estimate that a 0.5% increase or decrease in the discount rate assumption would result in a corresponding $2 million increase or decrease in the pension expense.

Asset retirement obligations (ARO)

        As a result of our mining activities, we incur legal obligations associated with the retirement of tangible long-lived assets, from the acquisition, construction, development or normal operations of those assets, which an entity is required to settle as a result of an existing or enacted law or contract. CICA 3110 ARO, which was adopted January 1, 2004, requires that, when a legal obligation is incurred, we record as a liability the fair value of our estimated asset retirement obligations and a corresponding deferred charge presented as an asset grouped with property plant and equipment. The liability is accreted to full value over time through a charge to earnings. The asset is depreciated over the useful life of the associated long-lived asset. The fair value of the obligation as of March 31, 2004 was $131 million. Period to period adjustments due to circumstances or changes in estimates are recorded as determined.

        The fair value of these obligations are determined by discounting the projected cash flows required to settle the legal obligations at our credit adjusted risk free interest rate over the time periods over which the obligations were incurred. The future cash flows required to settle the obligations were determined by detailed engineering and environmental reviews assuming the most probable outcome based on present facts, circumstances and legislation.

        Critical estimates and judgments were made by management in the determination of the fair value of our obligation. Cash outflows to settle these obligations will be incurred during periods ranging from one to 62 years. Due to the combined effect of the uncertainty associated with such extended time periods, the estimated discount and inflation factors, and potential changes to applicable legislation, the fair value of our asset retirement obligations could materially change from period to period impacting the amount charged to operations.

Income and mining taxes

        The provision or relief for income taxes is calculated based on the expected tax treatment of transactions recorded in our consolidated financial statements. The objectives of accounting for income and mining taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. In determining both the current and future components of income and mining taxes, we interpret tax legislation in a variety of jurisdictions as well as make assumptions about the expected timing of the reversal of future tax assets and liabilities. The Corporation also makes assumptions about the repatriation of its earnings or their redeployment offshore and the related withholding taxes thereon. If our interpretations or assumptions differ from those of tax authorities or if the timing of reversals is not anticipated, the provision or relief for income and mining taxes could increase or decrease in future periods. In estimating deferred income and mining tax assets, a valuation allowance is determined to reduce the future income tax assets to the amount that is more likely than not to be realized.

Changes in Accounting Policies Including Initial Adoption

        Effective January 1, 2004 the Corporation adopted three new accounting standards and guidelines issued by the Canadian Institute of Chartered Accountants, Asset Retirement Obligations (CICA 3110), Hedging Relationships (AcG 13) and Impairment of Long-lived Assets (CICA 3063).

Asset retirement obligations

        Under the previous policy, costs related to ongoing site restoration programs were expensed when incurred, while a provision for mine closure and site closure costs was charged to earnings during the life of the operations. Under this new standard, a capital asset and corresponding long-term obligation, equal to the fair value of the legal obligation for asset retirement, determined at the date of adoption, is recorded. The key assumptions on which the fair value of the asset retirement obligations is based, includes the estimated future cash flows, the timing of those cash flows and the credit-adjusted risk-free rate or rates at which the estimated cash flows have been discounted. The Corporation uses discount rates ranging from 5 to 6.5%. Cash flows totalling $450 million are expected to be incurred over a period ranging from one to 62 years. The capital asset is being depreciated and charged to earnings. Interest on the obligation is being accreted with a corresponding charge to earnings. This standard has been applied retroactively with restatement of prior years.

        As of January 1, 2003 the cumulative impact of the adoption of the standard was to increase retained earnings by $13.7 million, increase property, plant and equipment by $69.1 million, increase accumulated depreciation by $14.0 million, increase the provision for asset retirement by $36.6 million, and increase future income taxes by $5.1 million. The adoption of the new standard resulted in decreases of $0.7 and $3.2 million respectively to previously reported earnings for the first quarter of and year ended December 31, 2003, respectively.

Hedging relationships

        As of January 1, 2004 the corporation adopted CICA guideline AcG 13, which establishes new standards for when hedge accounting may be applied. Under the provisions of the standard, the Corporation's interest rate hedge contracts and certain energy price contracts were not eligible for hedge accounting. As a result upon the implementation of this standard on January 1, 2004, Falconbridge recorded a deferred mark-to-market gain of $27.4 million on its interest rate hedges while recording a long-term receivable and long-term payable of $67.6 million and $40.2 million, for those contracts in a gain and loss position, respectively. $1.3 million of this deferred gain was amortized into income during the quarter ended March 31, 2004. In addition, Falconbridge recorded a mark-to-market gain of $13.4 million for the quarter ended March 31, 2004. Since the interest rate contracts are not eligible for hedge accounting, the net interest received/paid on these positions is no longer shown as a reduction from/addition to interest, on the statement of earnings, but are shown as a component of other income. For the quarter ended March 31, 2004, $5.6 million of net swap income was included with other income.

        Under the provisions of the new standard, the Corporation continued to be eligible for hedge accounting for its forward contracts and option contracts used as a currency hedge of Canadian dollar operating costs. Falconbridge did not seek hedge accounting for its forward contracts and option contracts used as an economic currency hedge of Canadian dollar monetary assets and liabilities. These contracts continue to be marked to market.

Impairment of long-lived assets

        CICA section 3063 establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. This standard is effective for fiscal years commencing on or after April 1, 2003 and as such was implemented by Falconbridge effective January 1, 2004. Under the provision of the standard, a two-step process determines impairment of long-lived assets held for use. The first step determines whether impairment exists, and if so, the second step measures the amount of the impairment. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The amount of the impairment loss is determined as the amount by which the long-lived assets carrying value exceeds its fair value. Falconbridge did not recognize an impairment loss on any of its long-lived assets as a result of the implementation of this standard.

Financial Instruments and Other Instruments

        Falconbridge uses financial and other instruments in the following instances.

Foreign currency exposure

        Falconbridge uses forward foreign exchange and option contracts to hedge the effect of exchange rate changes on identifiable foreign currency exposures. Falconbridge hedges up to 50% of its current year Canadian dollar operating cost and 25% of the subsequent year. Falconbridge may enter into futures and forward contracts for the purchase or sale of currencies not designated as hedges. These contracts are carried at estimated fair values and gains or losses arising from the changes in the market values of these contracts are recognized in the earnings of the period in which the changes occur. A summary of these positions is tabled below.

Currency Hedges — Forward Contracts
	Year of Maturity
Forward contracts as of March 31, 2004
	2004	2005	2006	2007	Total
Expenditure hedges
Canadian dollar expenditures
USD $ forward contracts (millions)	159	198			357
Average price (U.S.$)	1.5489	1.3835			1.4572
Contract amount (in $ millions) CAD	246	274			521
Fair value (in $ millions) CAD	37	12			49
Chilean peso expenditures
USD $ forward contracts (millions)	45.2	16			61
Average price (U.S.$)	725	734			727
Contract amount (in $ millions) CHP	32,771	11,744			44,516
Fair value (in $ millions) USD					11
Norwegian Kroner expenditures
USD $ forward contracts (millions)	6	8	9	7	29
Average price (U.S.$)	7.9020	8.0200	8.0875	8.1300	8.0424
Contract amount (in $ millions) NOK	45	66	72	54	237
Fair value (in $ millions) USD					4
Balance sheet economic hedges
Canadian dollar net liability exposure
USD $ forward contracts (millions)	408				408
Average price (U.S.$)	1.3225				1.3225
Contract amount (in $ millions) CAD	540				540
Fair value (in $ millions) CAD	4				4

Currency Hedges — Option Contracts
Option contracts as of March 31, 2004	Maturing in 2004
Expenditure hedges
Canadian dollar expenditures
Option amount (in $ millions) CAD	50.6
Fair value (in $ millions)	0.01
Norwegian Kroner expenditures
Option amount (in $ millions) NOK	240
Fair value (in $ millions) USD	0.33

Commodity price exposure

        Generally, Falconbridge does not hedge the price it realizes on the sale of its own production and accepts realizations based on market prices prevailing around the time of delivery of metals to customers. Under certain circumstances, Falconbridge enters into futures and option contracts to hedge the effect of price changes on a portion of the commodities it sells. Gains and losses on these contracts are reported as a component of the related transactions. Falconbridge may enter into futures and forward contracts for the purchase or sale of commodities not designated as hedges for accounting purposes. These contracts are carried at estimated fair values and gains or losses arising from the changes in the market values of these contracts are recognized in the earnings of the period in which the changes occur.

Interest-rate management

        Falconbridge also enters into interest rate swap contracts, including foreign exchange cross currency swaps, to modify the interest characteristics of its outstanding debt. The differential to be paid or received, for interest rate swaps for which we receive hedge accounting, is accrued and recognized as an adjustment to interest expense related to the debt. The net interest on other swaps is reflected in our financial statements as other income. A summary of these positions is tabled below.

Interest-rate swap contracts at March 31, 2004	Total(1)
Maturity (2005)	400
Maturity (2006)	325
Maturity (2008) [2]	136
Maturity (2012)	350
Maturity (2015)	150
Fair value [3]	70

(1)
Notional principal amount of maturities and fair value are in millions of U.S. dollars.

(2)
Includes a cross currency interest rate swap designated as a hedge of our Canadian dollar debenture.    The total fair value of this instrument at March 31, 2004 was $33 million of which $22 million related to    the currency component of the swap and $11 million related to the interest component.

(3)
Includes the total fair value of $33 million related to the cross currency interest rate swap discussed above.

Energy Price Management

        Falconbridge hedges a portion of the cost of electricity of its operations in Ontario, Canada and Norway. The following tables summarize outstanding contracts as of March 31, 2004.

Canadian electricity contracts	2004	2005	2006	2007
Rate $/MWh (CAD)	51.98	47.09	48.60	49.34
Amount (MW)	100	25	50	25
Fair value (in $CAD millions)	1.4	3.6	1.7	0.4

Norwegian electricity contracts	2004	2005	2006	2007	2008	2009	2010
Rate $/MWh (NOK)	184	—	190	190	190	190	190
Amount (MW)	10	—	5	5	5	5	5
Fair value (in $ NOK millions)	5.8	—	1.8	1.9	2.0	2.0	2.2

Reconciliation of Financial Measures

(i)    Reconciliation of cost of metal and other product sales to operating cash cost per pound

	Three months ended December 31,
(unaudited — in millions of United States dollars except per lb. data)
	2004	2003
Operating Costs
INO	213	156
Falcondo	43	45
Kidd Creek	113	94
Collahuasi	20	23
Lomas Bayas	16	14

Costs of metal and other product sales, as reported	405	332

Integrated Nickel Operations	213	156
By-product credits	(40)	(36)
Delivery expense	1	1
Purchased feed costs	(118)	(63)
Strike costs	(14)	0
Canadian dollar cost hedges	13	0
Other operating costs	9	5

Cash costs	64	63
Production — Ni recoverable (000's lbs)	24,409	28,574
Cash cost per lb. Ni	2.60	2.16

Falcondo	43	45
Delivery expense	1	1
Other operating costs	7	3

Cash costs	51	49
Production — Ni recoverable (000's lbs)	17,634	15,183
Cash cost per lb. Ni	2.90	3.18

Kidd Creek	113	94
By-product credits	(37)	(22)
Delivery expense	0	0
Feed acquisition costs	(65)	(45)
Canadian dollar cost hedges	6	0
Other operating costs	(1)	(11)

Cash costs	18	17
Production — Cu recoverable (000's lbs.)	20,055	23,005
	0.88	0.73

Collahuasi	20	23
Delivery expense	3	3
Realization costs	9	9
Other operating costs	1	(1)

Cash costs	33	34
Production — Cu recoverable (000's lbs.)	82,630	103,557
	0.40	0.34

Lomas Bayas	16	14
Other operating costs	1	0

Cash costs	16	15
Production — Cu recoverable (000's lbs.)	34,674	32,126
	0.47	0.45

(ii)   Net Debt to Net Debt Plus Equity

	March 31, 2004	December 31, 2003
Long-term debt (including current portion) (a)	1,418	1,427
Cash and cash equivalents	(415)	(298)

Net debt (b)	1,003	1,129

Shareholders' equity (c)	2,118	1,938

Net debt plus equity (d) = (b + c)	3,121	3,067

Net debt to net debt plus equity (b/d)	32%	37%

Total debt to total debt plus equity (a/a+c)	40%	42%

Outstanding Share Data

As at March 31,	2004	2003
Common shares	179,492,990	177,611,232
Preferred Shares Series 1	89,835	89,835
Preferred Shares Series 2	4,787,283	7,910,165
Preferred Shares Series 3	3,122,882	—

Markets

Nickel

        The nickel price averaged $ 6.68/lb. during the first quarter of 2004. This is the ninth consecutive month of sustained nickel prices above $ 4.00/lb. breaking the trend of the nineties when nickel only briefly managed to stay above this level. The first quarter saw evidence of increased scrap availability and destocking by traders and consumers in response to the elevated nickel price, but the underlying nickel consumption fundamentals continue to be robust.

        The fears of the stainless steel mills that customers would stay away from the market with the onset of high nickel surcharges were unfounded. Mills in the U.S. and Europe reported strong demand. At the same time, scrap continued to be readily available. The superalloy manufacturers were cautiously optimistic that a pick-up in demand would be sustainable. In Japan, results for January showed stainless steel production on a hot rolled basis up 5%, compared to the same period on 2003. At the same time, exports of stainless steel in January were up 21% reflecting the growing demand from the expanding stainless steel industry in China.

Average prices

		Realized by Falconbridge		London Metal Exchange
Three months ended March 31,	Pricing unit
		2004	2003	2004		2003
Nickel	pound	$6.88	$3.83	$6.68		$3.79
Ferronickel	pound	6.80	3.65	—		—
Copper	pound	1.21	0.78	1.24		0.76
Zinc	pound	0.52	0.39	0.49		0.36
Cobalt	pound	22.29	7.40	24.12	*	7.37	*
*As per Metal Bulletin 99.3%

Copper

        Over the course of the first quarter of 2004, the LME copper price has gained 30%, one of the highest growth rates amongst the base metals. At the same time, copper exchange stocks fell 36% or almost 290,000 tonnes to just over 500,000 tonnes at the end of March. Furthermore, Codelco have suggested that more than 150,000 tonnes have already been sold from their stockpile of metal. Established markets such as the U.S and Japan are reporting strong pick-ups in demand, while apparent consumption in China for the first two months continued at a growth rate of over 20% y-o-y. On the supply side, a lack of scrap availability, and a shortage of concentrate supply have kept the cathode market tight.

Cobalt

        Prices for 99.8% grade cobalt slipped in the latter part of March to end at $27.00-$27.80/lb, as customers focused on lower grade materials. Conversely, prices for 99.3% regained some ground ending the month at $25.00-25.50/lb, as low-priced offers out of China appear to have eased.

        Further supporting prices, was a noted increase in consumer enquiries and the announcement made by the DLA to reduce the amount of cobalt it intends to sell in fiscal 2004 to 750,000 lbs in order to remain under the $64 million cap for sales. This cap has subsequently been removed.

        Cobalt demand continues to increase in the chemical sector, in particular cobalt for batteries is booming. Japanese and Far Eastern customers are looking to increase off-take in long-term contract negotiations. There are also reports of resurgence in demand from the superalloys sector, especially for land-based gas turbines.

Outlook

Nickel

        For 2004, we are projecting a market deficit of 25,000 tonnes. Fundamental market conditions continue to be strong against a backdrop of improving synchronized global economic growth.

        The nickel market will continue to benefit from constrained short-term supply of both primary nickel and stainless steel scrap, strong demand emanating from Chinese stainless steel expansions, and limited major greenfield nickel projects on the horizon.

        On the back of continued improvement in macroeconomic performance, global stainless steel production is forecast to grow by 6% in 2004 as all market areas are experiencing strong demand for the first half. As we mentioned earlier, there has been an easing of scrap availability in the first quarter, partly due to a couple of strikes at European mills. However, the result is that the scrap ratio will remain status quo this year, when compared to 2003 as a result of stainless steel growth. The non-stainless steel end-use sector is expected to grow 3%. Evidence of a pickup in superalloy demand has been noted by our customer base. Consequently, total world primary nickel consumption is expected to increase by 3.8% this year based on growth in end-use demand, no change in the overall scrap ratio but an erosion in the austenitic ratio.

        On the supply side, world nickel production is set to increase by 79,000 tonnes spurred on by the high nickel price environment.

Copper

        The copper deficit is expected to increase in 2004 as world consumption is forecast to grow nearly 7%. Refined copper demand is expected to be strong in all market areas while demand in China is expected to grow by more than 10%. Production of both concentrates and cathodes is expected to increase but should be outpaced by the growth in consumption. Most of the increased production will come from mine re-starts, and continued ramp-up of brownfield expansions and newly expanded capacity. There is only one greenfield mine project of significance expected to commence production in 2004.

Cobalt

        A deficit market is projected of 780 tonnes for 2004, which will provide for a price supportive environment. There does not appear to be any fundamental substitution away from cobalt in the Lithium-ion rechargeable battery sector — the new growth engine for cobalt — and a pick up in the superalloy sector is expected towards the end of this year.

Trends, Risks and Uncertainties

Sensitivities

        Falconbridge's earnings are primarily sensitive to changes in metal prices, exchange rates and energy prices. The following tables illustrate the impact of a change in these variables on operating income, earnings and cash flow. The impact of a change in either variable assumes the other variables remain constant.

		Impact on
$ Millions	change in U.S.$ Realized Price	Operating Income	Earnings	(a)	Cash Flow
Nickel	$0.10 per pound	12	9		11
Ferronickel	0.10 per pound	6	3		3
Copper	0.10 per pound	79	56		75
Zinc	0.05 per pound	10	7		9
Cobalt	1.00 per pound	4	3		4
Platinum and Palladium	100.00 per ounce	12	8		11
Silver	1.00 per ounce	4	3		4
Exchange rate U.S.$1.00 = Cdn.$ +/- 1¢		2	2		2
Oil Price (US/bbl)	$1.00	4	2		2
(a) Difference between earnings and cash flow relates to deferred tax amount

        Falconbridge periodically uses foreign exchange and options contracts to hedge the effect of exchange rate changes on identifiable foreign currency exposures. The sensitivity table above reflects the impact of such currency hedges. In addition, Falconbridge may use futures and option contracts to hedge the effect of price changes on a portion of the metals it sells. The above sensitivities could accordingly be affected if such hedging programs were to be put in place.

Fluctuating metal prices

        As substantially all of Falconbridge's revenues are derived from the sale of nickel, copper, cobalt and zinc, its earnings are directly related to fluctuations in the prices of these metals. The prices of these metals are subject to volatile price movements over short periods of time. Falconbridge generally does not hedge prices of the metals it produces. Market prices can be affected by numerous factors beyond Falconbridge's control, including expectations for inflation, speculative activities, relative exchange rates to the U.S. dollar, production activities of Falconbridge's competitors, global and regional demand and supply, political and economic conditions and production costs in major producing regions. The prices for nickel, copper or other metals produced by Falconbridge may decline significantly from current levels. A reduction in the prices of one or more of these metals could materially adversely affect the value and amount of Falconbridge's reserves and its business, financial condition, liquidity and operating results.

Mining and processing risks

        The business of mining and processing of metals is generally subject to a number of risks and hazards, including unusual or unexpected geological conditions, ground conditions, phenomena such as inclement weather conditions, floods and earthquakes and the handling of hazardous substances and emissions of contaminants. Such occurrences could result in personal injury or death, damage to, or destruction of, mineral properties, processing or production facilities or the environment, monetary losses and possible legal liability. Falconbridge's business, financial condition, liquidity and operating results could be materially adversely affected if any of these developments were to occur.

        Although Falconbridge maintains insurance to cover some of these risks and hazards to the extent available that Falconbridge believes is consistent with the industry practice, no assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums. Falconbridge's property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In such event, Falconbridge's business, financial condition, liquidity and results of operations could be materially adversely affected.

Environmental risks

        Environmental legislation affects nearly all aspects of Falconbridge's operations worldwide. This type of legislation requires Falconbridge to obtain operating licences and imposes standards and controls on activities relating to mining, exploration, development, production, closure and the refining, distribution and marketing of nickel and other metals products. Environmental assessments are required before initiating most new products or undertaking significant changes to existing operations. Compliance with environmental legislation can require significant expenditures, including expenditures for clean-up costs and damages arising out of contaminated properties. In addition to current requirements, Falconbridge expects that additional environmental regulations will likely be implemented to protect the environment and quality of life, given issues of sustainable development and other similar requirements which governmental and supra-governmental organizations and other bodies have been pursuing. Some of the issues currently under review by environmental regulatory agencies include reducing or stabilizing various emissions, including sulphur dioxide and greenhouse gas emissions, mine reclamation and restoration, and water, air and soil quality.

        Canada ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change in late 2002. The protocol has not entered into force but may do so in the future. Various levels of governments in Canada are developing a number of policy measures in order to meet Canada's emission reduction obligations under the protocol. While the impact of the protocol and measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation, restrict industrial emission levels, impose added costs for emissions in excess of permitted levels and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on Falconbridge's business, financial condition, liquidity and operating results.

        Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, could have a material adverse effect on product demand, product quality and methods of production and distribution or could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on Falconbridge's business, financial condition, liquidity and operating results.

        Failure to comply with environmental legislation may result in the imposition of fines and penalties, liability for clean-up costs, damages and the loss of important permits. There can be no assurance that Falconbridge will at all times be in compliance with all environmental regulations or that steps to bring Falconbridge into compliance would not materially adversely affect Falconbridge's business, financial condition, liquidity or operating results.

        In view of the uncertainties concerning future removal and site restoration costs on Falconbridge's properties, the ultimate costs for future removal and site restoration to Falconbridge could differ from the amounts estimated by Falconbridge. The estimate for this future liability is subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively as a change in an accounting estimate.

        In addition, regulatory authorities in various jurisdictions around the world may require Falconbridge to post financial security to secure in whole or in part future reclamation and restoration obligations in such jurisdictions. In some instances, Falconbridge has already provided this security. In other instances, such security may be required to be posted upon the occurrence of certain events including if Falconbridge ceases to maintain a minimum investment grade credit rating, if the regulatory authority ceases to accept alternative forms of comfort to secure the obligation or as a property nears the end of its operation. Although the posting of this security does not increase the future reclamation and restoration costs (other than costs associated with posting such security), a portion of Falconbridge's credit may be required to back up these commitments, which could affect Falconbridge's liquidity.

Labour relations

        Collective agreements covering Falconbridge's hourly rated employees at Falconbridge's Sudbury operations, Nikkelverk operations, Collahuasi operations, Kidd metallurgical division, Raglan mine, Falcondo operations and Lomas Bayas operations are currently in place.

        Two collective agreements will expire during the second quarter of 2004. In Norway, the trade unions negotiate a nation-wide collective agreement, which includes unionized workers at Nikkelverk. The current contract expires on May 31, 2004. In Chile, the current contract with unionized employees at Collahuasi will expire on June 30, 2004. There are 645 operators involved, representing 90% of operators and 67% of all employees.

        Collective agreements covering Falconbridge's unionized workers at the Kidd metallurgical division, Raglan mine, Falcondo operations and Lomas Bayas operations will expire between 2005 and 2006. Falconbridge cannot predict at this time whether it will be able to reach new agreements with these employees upon expiry of their current agreements without a work stoppage. Any lengthy work interruptions could materially adversely affect Falconbridge's business, financial condition, liquidity and results of operations.

Uncertainty of reserve estimates and production estimates

        Falconbridge's reported ore reserves as of year-end 2003 are estimated quantities of proven and probable ore that under present and anticipated conditions can be legally and economically mined and processed by the extraction of their mineral content. Falconbridge determines the amount of its ore reserves in accordance with the requirements of the applicable Canadian securities regulatory authorities and established mining standards. Falconbridge does not use outside sources to verify its reserves. The volume and grade of reserves actually recovered and rates of production from Falconbridge's present ore reserves may be less than geological measurements of the reserves. Market price fluctuations in nickel, copper, other metals and exchange rates, and changes in operating and capital costs may in the future render certain ore reserves uneconomic to mine. In addition, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, may cause mineral reserves to be modified or Falconbridge's operations to be unprofitable in any particular fiscal period.

        No assurance can be given that the indicated amount of ore will be recovered or that it will be recovered at the prices assumed by Falconbridge in determining ore reserves. Ore reserve estimates are based on limited sampling and, consequently, are uncertain because the samples may not be representative of the entire ore body. As more knowledge and understanding of the ore body is obtained, the reserve estimates may change significantly, either positively or negatively.

        Falconbridge prepares estimates of future production for particular operations. These production estimates are based on, among other things, reserve estimates; assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and estimated rates and costs of mining and processing. Falconbridge's actual production may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risks and hazards associated with mining, natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labour shortages or strikes. No assurance can be given that production estimates will be achieved. Failure to achieve production estimates could have a material adverse impact on Falconbridge's future cash flows, earnings, results of operations and financial condition.

Exchange rate fluctuations

        Fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate and, to a lesser extent, Norwegian Kroner, Euro, Yen and other exchange rates, can significantly impact Falconbridge's earnings and cash flows. These exchange rates have varied substantially over time, including over the last five years. Most of Falconbridge's revenues and debt are denominated in U.S. dollars, whereas most of the operating costs at its Canadian sites are incurred in Canadian dollars. The costs at Falcondo, Lomas Bayas, and Collahuasi are incurred principally in U.S. dollars, although there are costs denominated in the domestic currency, while Nikkelverk's costs are incurred in Norwegian Kroner. Falconbridge's consolidated financial statements are expressed in U.S. dollars. Fluctuations in exchange rates between the U.S. dollar and the Canadian dollar and other currencies may give rise to foreign currency exposure, either favourable or unfavourable, which has materially impacted and may in the future materially impact Falconbridge's financial results. Falconbridge from time to time hedges a portion of its Canadian dollar and other currency requirements to limit any adverse effect of exchange rate fluctuations with respect to Falconbridge's Canadian dollar and other costs, but such hedges have not eliminated the potential material adverse effect of such fluctuations.

Interest rate and counter-party risk

        Falconbridge's exposure to changes in interest rates results from investing and borrowing activities undertaken to manage its liquidity and capital requirements. Falconbridge has entered into interest rate swap agreements to manage the interest rate risk associated with a portion of its fixed-rate debt. The interest rate swap changes Falconbridge's exposure to interest risk by effectively converting a portion of Falconbridge's fixed-rate debt to a floating rate. At December 31, 2003, approximately $817 million, or 57% of Falconbridge's total debt of $1,427 million, was subject to variable interest rates. Falconbridge may elect in the future to enter into interest rate swaps to effectively convert floating-rate debt to fixed-rate debt and enter into additional fixed-rate to floating-rate swaps. There can be no assurance that Falconbridge will not be materially adversely affected by interest rate changes in the future, notwithstanding its use of interest rate swaps. To the extent that interest rate hedges are not eligible for hedge accounting, mark-to-market changes will impact reported results of operations.

        In addition, Falconbridge's interest rate swaps, metals hedging and foreign currency and energy risk management activities expose Falconbridge to the risk of default by the counter-parties to such arrangements. Any such default could have a material adverse effect on Falconbridge's business, financial condition and results of operation.

Energy supply and prices

        Falconbridge's operations and facilities are intensive users of natural gas, electricity and oil. Procurement of these types of energy sources can be affected by numerous factors beyond Falconbridge's control, including global and regional supply and demand, political and economic conditions and problems related to local production and delivery conditions. Falconbridge's supply contracts typically provide that suppliers may be released from their delivery obligations to Falconbridge if certain "force majeure" events occur. Falconbridge's business operations could be adversely affected, including loss of production and damage to Falconbridge's plants and equipment, if, even temporarily, the supply of energy to one or more of its facilities was interrupted.

        A prolonged shortage of supply of energy used in Falconbridge's operations could materially adversely affect its business, financial condition, liquidity and results of operations. As a significant portion of Falconbridge's costs relate to energy consumption, its earnings are directly related to fluctuations in the cost of natural gas, electricity and oil. Energy prices can be affected by numerous factors beyond Falconbridge's control, including global and regional demand and supply, and applicable regulatory regimes. The prices for various sources of energy Falconbridge uses may increase significantly from current levels. An increase in energy prices could materially adversely affect Falconbridge's business, financial condition, liquidity and operating results.

Foreign operations

        Some of Falconbridge's activities and related assets are located in countries outside North America, some of which may be considered to be, or may become, politically or economically unstable. Exploration or development activities in such countries may require protracted negotiations with host governments, international organizations and other third parties, including non-governmental organizations, and are frequently subject to economic and political considerations, such as taxation, nationalization, inflation, currency fluctuations and governmental regulation and approval requirements, which could adversely affect the economics of projects. These projects and investments could be adversely affected by war, civil disturbances and activities of foreign governments which limit or disrupt markets, restrict the movement of funds or supplies or result in the restriction of contractual rights or the taking of property, without fair compensation.

        Falconbridge performs a thorough risk assessment on a country-by-country basis when considering foreign activities and attempts to conduct its business and financial affairs so as to protect against political, legal, regulatory and economic risks applicable to operations in the various countries where it operates, but there can be no assurance that Falconbridge will be successful in so protecting itself. These projects and investments could also be adversely affected by changes in Canadian laws and regulations relating to foreign trade, investment and taxation.

Treatment and refining charges

        Falconbridge receives fees (treatment and refining charges) calculated in U.S. dollars for processing concentrate into refined metal. Fluctuations in these treatment and refining charges result primarily from changes in the supply of, and demand for, concentrate, finished metal and by-products, all of which are beyond Falconbridge's control. A shortage in the supply of concentrate will generally have a negative impact on the treatment and refining charges Falconbridge realizes.

Legal proceedings

        The nature of Falconbridge's business subjects it to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of Falconbridge's business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on Falconbridge's results of operations in any future period, and a substantial judgment could have a material adverse impact on Falconbridge's business, financial condition, liquidity and results of operations.

Additional Information

        Additional information relating to Falconbridge, including Falconbridge's annual information form, is on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

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Management's Discussion and Analysis of Financial Condition and Results of Operations